August 20, 2009

VIA EDGAR

Lyn Shenk, Branch Chief

U.S.  Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

tel. (202) 551-3292

fax. (202) 772-9220

Mail Stop: 3561

Re:	OCM HoldCo, LLC
File No. 000-52042
Form 10-K: For the Fiscal Year Ended December 31, 2008
File No. 0-52042

Dear Mr. Shenk:

On behalf of OCM HoldCo, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated August 6, 2009 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) filed with the Commission on March 31, 2009.

In this letter, we have recited comments from the Staff in italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Form 10-K.

Management’s Discussion and Analysis, page 16

General

1.             It appears that you are considering the disposition of your investment in CCR. We believe that your MD&A can be enhanced to facilitate a readers understanding of your plans for this significant equity investment and believe that you should consider providing forward looking information concerning your plans for this investment. In circumstances where a certain prospective matter is known, forward looking information is required to be disclosed. Please revise your discussion accordingly.

Response to Item 1.

As previously disclosed, the Company has entered into the Option Agreement with the Crown Parties.  As of March 31, 2009 and as of today, there are no established plans by the Company to dispose of its investment in CCR.  The Crown Parties have complete discretion as to whether or when to exercise their option and obtain the necessary gaming approvals to consummate the transactions contemplated by the Option Agreement.  The Company has no information regarding the intention of the Crown Parties at this time.  In addition, the Company has no current plans to dispose of this investment.  Accordingly, management does not believe there is any additional disclosure necessitated in Management’s Discussion and Analysis at this time.

Results of Operation, page 16

2.             Please revise to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. For example, you state that the change in operating, general and administrative costs was due to an increase in professional fees offset by lower related party management fees, but you do not provide any qualitative analysis that explains to investors what specifically caused this to occur.  In addition, you do not provide a discussion of the factors to which the change in income tax benefit is attributable; Refer to Section III of FR No, 72 (also Release 33-8350) available on our website at http://www.sec.gov/ruleslinterp/33-8350.htm for guidance.

Response to Item 2.

In the Form 10-K, the Company did not provide qualitative information for the change in operating, general, and administrative expenses because the difference of $20,525 between 2007 to 2008 was de minimus, representing 0.6% of total income and income (loss) before income tax benefit, and the line item was relatively fixed between such periods.  This minor increase was the result of costs associated with the Company’s continued and prospective compliance with the Sarbanes-Oxley Act of 2002.  Management believes that Section III B2 of FR No. 72 clearly states that insignificant changes are not required to be disclosed.

However, management acknowledges the Staff’s comment relating to the Company not providing a discussion of the factors to which the change in income tax benefit is attributable and notes that the absence of such information was the result of an oversight.  As a result, the Company has provided such a discussion in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the Commission on August 14, 2009 (the “Form 10-Q”), and will continue to provide such information in its future filings.  In response to the Staff’s comment, the change in the income tax benefit between periods was attributed primarily to changes associated with the tax attributes of CCR as disclosed in Note 4 to the consolidated financial statements.  Please refer to the response to comment No. 7 below for additional clarity.

Critical Accounting Policies

3.             Your MD&A lacks a discussion of your critical accounting estimates. Please revise to include a discussion on your critical accounting estimates. Your discussion should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements. In addition, we note your disclosure in Form 10-Q for the quarterly period ended March 31, 2009, that you believe there are no matters that are the subject of such estimates that are so highly uncertain or susceptible to change as to present a significant risk of a material impact on the Company’s financial condition or results of operation. We do not believe that this circumstance provides an adequate justification for not providing the required disclosures on critical accounting estimates. Furthermore, as an example, it appears that your deferred tax assets may require assumptions and contain some uncertainties that should be discussed as provided above. Refer to Section V of FR No. 72 (also Release 33-8350) for guidance.

Response to Item 3

Based on the guidance in Section V of FR No. 72 (Release 33-8350), management understands that a discussion of critical accounting estimates is not required in circumstances when “there are no matters that are the subject of such estimates that are so highly uncertain or susceptible to change as to present a significant risk of a material impact on the Company’s financial condition or results of operation,” as was stated in the Company’s Form 10-Q filed with the Commission on May 15, 2009.  The Company believes this to be the case, however, in the interest of clarification and in response to the Staff’s comments, the Company has included in its Form 10-Q, and will continue to include in future filings, the following statement:

The realization of substantially all of the Company’s assets is dependent upon an eventual sale of its investment in the unconsolidated investees at a price sufficient to realize the carrying value of the Company’s assets.  Further, based in part on prior transactions with the Crown Parties, management believes, despite the current economic conditions, that the estimated fair value of the Company’s investment in unconsolidated investees exceeds the carrying value of its investment and all other assets by a substantial amount such that any risk of not realizing the carrying values and having a material impact on the Company’s financial condition or results of operation is remote.  Additionally, it is management’s opinion that the eventual sale of the Company’s appreciated investment in unconsolidated investees makes realization of its deferred tax assets more likely than not.

Liquidity and Capital Resources, page 17

4.             Please provide a discussion and analysis of your operating, investing, and financing cash flows. For operating cash flows, your discussion should address material changes in the underlying drivers in term of cash. References to line items (or changes therein) in the statements of cash flows would not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of FR No. 72 (also Release 33-8350) for guidance.

Response to Item 4.

Section IV of FR No. 72 (Release 33-8350) states that:

Discussion and analysis of this information should be considered and may be required to provide a clear picture of the company’s ability to generate cash and to meet existing and known or reasonably likely future cash requirements.

In determining required or appropriate disclosure, companies should evaluate separately their ability to meet upcoming cash requirements over both the short and long term.  Merely stating that a company has adequate resources to meet its short-term and/or long-term cash requirements is insufficient unless no additional more detailed or nuanced information is material (emphasis added).  In particular, such a statement would be insufficient if there are any known material trends or uncertainties related to cash flow, capital resources, capital requirements, or liquidity.

The Company’s annual operating cash flow needs of $350,000 were discussed in the Results of Operations section of the Form 10-K.  Elsewhere in Management’s Discussion and Analysis, the Company disclosed that (a) it received a payment in the amount of $21 million post balance sheet in connection with the termination of a transaction with the Crown Parties, and (b) this was deemed sufficient to meet all of the Company’s capital resource requirements for the foreseeable future.  Moreover, the Company stated that interest income was expected to increase as a result of the $21 million cash inflow.  At the time the Form 10-K was filed, there was no additional detailed or nuanced information that was deemed material, including known trends and possible uncertainties.  Lastly, the Company had no other investment or financing needs and/or plans and, to the extent applicable, the Company will so indicate in future filings and provide, when necessary, a discussion of other significant subsequent events that have occurred.  Accordingly, management believes that its disclosures were consistent with the cited guidance in Section IV of FR No. 72.

Consolidated Statements of Operations, page F-4

5.             Revise to disclose the net income (loss) attributable to the various classes of your outstanding equity for all periods presented.

Response to Item 5.

As indicated in Note 1 to the consolidated financial statements, the Class A Units are held by VoteCo and “VoteCo has a de minimus economic interest in the Company, and its total equity contributions were limited to $100.”  For the year ended December 31, 2008, net income (loss) attributable to the Class A Units was less than $10.  Accordingly, the Company believes that the disclosure of net income (loss) attributable to Class A Units is neither meaningful nor necessary.

Notes to the Financial Statements, page F-7

6.             Please revise the notes to the financial statements to include all of the disclosures required by SFAS No. 129 with respect to the various classes of your outstanding equity.

Response to Item 6.

The Company has reviewed the disclosure requirements of SFAS No. 129 and believes all such required disclosures were disclosed in the third paragraph of Note 1 to the consolidated financial statements, which indicates that there are two classes of membership units and that the rights of the two classes of units are identical except that the Class B Units are non-voting.  Nonetheless, the Company has provided additional clarity and has disclosed in its Form 10-Q, and will continue to disclose in future filings, that neither class has dividend or liquidation preferences, atypical participation rights, or preferred, convertible, or redeemable features, and in general, any sale, assignment or transfer of such units is subject to the prior approval of the gaming regulators of Nevada and Pennsylvania.

Note 4: Income Taxes, page F-9

7.             We note your disclosure that the equity in the flow-through earnings of CCR and NP Land is taxed to Blocker. It appears this statement represents the reason why the presentation in your consolidated financial statements reflects an income tax benefit in all periods presented. Please explain in greater detail why the equity in the flow-through earnings of CCR and NP Land, which is taxed to Blocker, would result in a tax benefit to the Company considering the Blocker is a consolidated subsidiary of the Company. Furthermore, if a tax benefit to the Company is appropriate, it is unclear how the “CCR income not taxable to Company” generated an income tax benefit of approximately $3.041 million and $0,925 million when your equity share of CCR’s earnings were only $3.012 million and $0-578 million in fiscal 2008 and 2007, respectively. It would appear that any income tax benefit would be CCR’s flow-though share of earnings tax effected at the 35% tax rate. Please advise and revise your disclosure to more fully discuss the nature and reasons for your material amount of tax benefits that have been recognized in the last two fiscal years.

Response to Item 7.

The Staff’s belief that the income tax benefit related to CCR should be the Company’s flow-through share of CCR’s earnings tax effected at the 35% tax rate is generally correct, but does not consider that equity in earnings of CCR for financial reporting purposes (GAAP basis) is different than for income tax reporting purposes due to permanent differences and other tax attributes that also flow to the Company through OCM Blocker, LLC, all of which are set forth in detail in the table in Note 4 to the consolidated financial statements.  For example, CCR has non-taxable interest income, income that is taxable to a CCR subsidiary and not to the Company through Blocker, and other permanent differences, in addition to general business tax credits which all flow through to Blocker and substantially explain the difference between income tax expense calculated at the statutory federal rate and the Company’s effective tax benefit rate.  The

Company believes that the level of detail shown in Note 4 to the consolidated financial statements is more transparent than showing only the net effect of all of the CCR tax attributes.  Nonetheless, the Company has included in its Form 10-Q, and will continue to include in future filings, the following clarifying language:

The Company’s provision for income tax benefits does not bear an expected relationship with its income before income tax benefits because of material nonrecurring transactions, including some that flow-through and are taxable to the Company’s members.  In addition, material tax attributes of the Company’s unconsolidated investees, primarily CCR, flow to the Company through OCM Blocker, LLC, an entity in which the Company owns 99.99% of the equity interest, that are either nonrecurring or vary significantly.  Further, significant income of CCR is taxable to corporate subsidiaries of CCR and not the Company because management believes that the undistributed earnings from CCR’s tax-paying subsidiaries will be realized at a gain through an eventual sale of the Company’s investment in CCR.  See Note 3 to the consolidated financial statements for additional details.

Additionally, the Company has disclosed in its Form 10-Q, and will continue to disclose in future filings, its general business plan of eventually selling the Company’s appreciated investment in unconsolidated investees before the Company’s net operating loss carryforwards begin to expire in 2021 and, thus, realize the related deferred tax asset.

*     *     *

I have attached hereto a letter from the Company addressing the requested statements set forth in the Staff’s comment letter.  If you have any questions regarding this letter or if I can provide any further information, please do not hesitate to call me at (213) 683-9206 or Sandra Seville-Jones at (213) 683-9126.

Sincerely,

/s/ Brian P. Duff
Brian P. Duff

cc:	Ronald N. Beck
Stephen A. Kaplan

OCM HoldCo, LLC

c/o Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

August 20, 2009

Mr. Lyn Shenk, Branch Chief

Securities and Exchange Commission

Corporation Finance

100 F Street, N.E.

Washington, D.C. 25049

Tel: (202) 551-3308

Fax: (703) 813-6967

Re:	OCM HoldCo, LLC
File No. 000-52042
Form 10-K: for the Fiscal Year Ended December 31, 2008
Filed on March 31, 2009

Dear Mr. Shenk:

On behalf of OCM HoldCo, LLC (the “Company”), in connection with Company’s response to the Staff’s comment letter dated August 6, 2009, the Company hereby confirms:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OCM HoldCo, LLC

/s/ Stephen A. Kaplan
Stephen A. Kaplan
Manager